

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 50761

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

PERIOD BEGINNING 1/1/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


RECEIVED
FEB 26 2002

NAME OF BROKER-DEALER:

Founders Asset Management LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2930 East Third Avenue
(No. and Street)

Denver, (City) CO (State) 80206 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Ray (303) 394-4404
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG LLP
(Name - if individual, state last, first, middle name)

707 Seventeenth Street, Suite 2300 (ADDRESS) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 12 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)*

SEC 1410 (3-91) Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Ray, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Founders Asset Management LLC, as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Senior Vice President and Treasurer
Title

Notary Public

This report** contains (check all applicable boxes):

- ■ (a) Facing page
- ■ (b) Statements of Financial Condition
- ■ (c) Statements of Income
- ■ (d) Statements of Cash Flows
- ■ (e) Statement of Changes in Stockholders' Equity
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ■ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. N/A
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. N/A
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3. N/A
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ■ (l) An Oath or Affirmation
- ☐ (m) A copy of the SIPC Supplemental Report N/A
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. N/A
- ■ (o) Independent auditors' report on internal accounting control.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*



FOUNDERS ASSET MANAGEMENT LLC

Statements of Financial Condition

December 31, 2001 and 2000

(With Independent Auditors' Report Thereon)



707 Seventeenth Street
Suite 2300
Denver, CO 80202

Independent Auditors' Report

The Board of Managers and Member of
Founders Asset Management LLC:

We have audited the accompanying statements of financial condition of Founders Asset Management LLC (the Company) as of December 31, 2001 and 2000. These statements of financial condition are the responsibility of the Company's management. Our responsibility is to express an opinion on these statements of financial condition based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the statements of financial condition referred to above present fairly, in all material respects, the financial position of Founders Asset Management LLC as of December 31, 2001 and 2000 in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Denver, Colorado
January 31, 2002



FOUNDERS ASSET MANAGEMENT LLC

Statements of Financial Condition

December 31, 2001 and 2000

Assets	2001	2000
Current assets:		
Cash and cash equivalents	$ 20,008,815	25,416,573
Accounts receivable, net:		
Advisory fees:		
Dreyfus Founders Funds, Inc.	1,998,856	3,025,750
Subadvisory and separate accounts	594,575	769,453
Dreyfus Funds	178,109	220,559
Shareholder service and accounting fees	250,362	299,629
Reimbursable costs:		
Dreyfus Founders Funds, Inc.	3,997,885	1,763,707
Other	30,157	150,493
Total accounts receivable, net	7,049,944	6,229,591
Investments	5,663	6,529
Prepaid expenses and other assets	569,354	519,945
Total current assets	27,633,776	32,172,638
Property and equipment:		
Furniture and equipment	5,139,492	4,786,238
Leasehold improvements	1,079,895	1,018,649
Total property and equipment	6,219,387	5,804,887
Less accumulated depreciation and amortization	4,708,640	4,057,486
Net property and equipment	1,510,747	1,747,401
Total assets	$ 29,144,523	33,920,039
Liabilities and Members' Interests		
Current liabilities:		
Accounts payable	$ 837,580	1,393,867
Accrued liabilities:		
Compensation	7,448,754	10,882,007
Property and other taxes	47,844	49,834
Other	15,025	—
Total current liabilities	8,349,203	12,325,708
Long-term liabilities – deferred compensation	—	1,340,005
Total liabilities	8,349,203	13,665,713
Members' interests	20,795,320	20,254,326
Commitments and contingencies (notes 3, 4, and 5)		
Total liabilities and members' interests	$ 29,144,523	33,920,039

See accompanying notes to statements of financial condition.

FOUNDERS ASSET MANAGEMENT LLC

Notes to Statements of Financial Condition

December 31, 2001 and 2000

(1) Organization

Founders Asset Management LLC (Founders or the Company). The Company's operations consist primarily of serving as the investment advisor for Dreyfus Founders Funds, Inc. (the Funds). The current advisory agreements with the Funds are effective through May 31, 2002 and are renewable for one-year terms thereafter at the discretion of the board of directors of the Funds. The Company also manages certain separate accounts and acts as a sub-advisor for other funds under arrangements similar to those above. Custody of all securities managed by Founders is maintained by custodian banks designated by the Funds and the owners of separate and sub-advisory accounts, not by the Company.

On December 11, 1997, Mellon Financial Corporation, a multi-bank holding company (Mellon), Cornice Acquisition Company, LLC (Cornice), an indirect wholly-owned subsidiary of Mellon, and the former principal shareholder entered into an Agreement and Plan of Reorganization (the Agreement) with Founders Asset Management, Inc. (FAMI). The merger became effective April 1, 1998, and Cornice Holding Company, Inc. acquired a 90% interest via a voting member interest. In addition, on April 1, 1998, a 10% interest via nonvoting member interests was acquired by certain members of Founders' management (nonvoting members). The organizational structure of FAMI was an S corporation, while Founders is organized as a limited liability company (LLC).

The Company's statements of financial condition are presented on a historical cost basis as a continuing reporting entity and do not reflect push-down accounting entries as a result of the purchase by Mellon. In connection with the Agreement, Cornice entered into an Operating Agreement with the Company's nonvoting members; such Operating Agreement sets forth operating procedures relative to the nature of the Company, capital contributions, allocations of income and expenses, distributions and other items. The Operating Agreement further designates that net income of the Company is allocated 99% to Cornice and 1% to nonvoting members until December 31, 2003 and thereafter in accordance with the Operating Agreement. Also, the Operating Agreement, as amended January 1, 2000, provides that the Company may redeem up to one-third of the nonvoting member interests each year after the year ended December 31, 2001 for amounts specified in the Operating Agreement.

Pursuant to an agreement between the Company and the nonvoting members, the Company purchased and redeemed the ownership interests of the nonvoting members in their entirety. This transaction occurred on January 31, 2002. As a result the Operating Agreement described above has been amended substantially to reflect the redemption of the ownership interests of the nonvoting members.

(2) Summary of Significant Accounting Policies

Summarized below are the significant accounting policies followed by Founders in the determination of financial position.

(a) Property and Equipment

Property and equipment are recorded at cost, less accumulated depreciation and amortization.

Depreciation on property and equipment is calculated using an accelerated method over the estimated useful lives of the assets. Property and equipment held under leasehold improvements are amortized straight line over the shorter of the lease term or estimated useful life of the asset. Lives generally range from three to seven years for property and equipment.

(b) ***Income Taxes***

The members of the Company report their pro rata portions of Founders' net income on their respective tax returns. Therefore, the Company does not reflect a liability for income taxes in the accompanying statements of financial condition.

(c) ***Reimbursable Costs Receivable***

The Company incurs marketing expenses on behalf of the Funds. Reimbursements for such expenses are received from the Funds pursuant to each Fund's 12b-1 plan which limits the amount of the reimbursement the Company is to receive. The amount due to Founders is included in reimbursable costs receivable. The Company's management analyzes the collectibility of such receivables and has established an allowance for potentially unrecoverable amounts based on management's estimates and historical collection experience. During the years ended December 31, 2001 and 2000, the Company reduced the allowance by $2,000,000 and $1,000,000, respectively, which have been recorded in marketing expense. As of December 31, 2001 and 2000, the allowance for unrecoverable reimbursable costs receivable approximated $1,895,000 and $4,122,000, respectively. Charge-off of unrecoverable amounts for the years ended December 31, 2001 and 2000 approximated $225,000 and $206,000, respectively. During the years ended December 31, 2001 and 2000, Founders received distribution payments from the Funds approximating $3,382,000 and $4,765,000, respectively, for reimbursement of marketing expenses.

(d) ***Cash and Cash Equivalents***

The Company considers all highly liquid debt instruments with an original maturity of three months or less to be cash equivalents.

Cash equivalents include uninsured deposits in financial institutions approximating $20,009,000 and $25,417,000 at December 31, 2001 and 2000, respectively.

(e) ***Use of Estimates***

In preparing the accompanying statements of financial condition, the Company is required to make estimates and assumptions that affect the reported amounts of assets, liabilities, contra assets including the allowance for potentially unrecoverable reimbursable costs receivable, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(f) ***Reclassifications***

Certain previously reported amounts have been reclassified to conform to the Company's 2001 presentation.

(3) Related Party Transactions

As of December 31, 2001 and 2000, the Company's net accounts receivable include approximately $6,247,000 and $5,089,000, respectively, which is due from the Funds and $178,000 and $221,000, respectively, which is due from Dreyfus. As of December 31, 2001, the Company's accounts payable include approximately $132,000, which is due to Dreyfus.

(Continued)

As of December 31, 2001 and 2000, the Company's cash and cash equivalents include approximately $8,318,000 and $8,863,000, respectively, in deposits at Mellon.

The Company has entered into employment agreements with certain key employees for terms ranging from one to three years.

Effective January 1, 2000, nonvoting members' interests were acquired by ten members of the Company's management. Such interests were previously redeemed by certain nonvoting members who had left the Company. During the year ended December 31, 2000, payments approximating $4,881,000 were received by the Company for such interests, which approximate 71.50% of total nonvoting interests.

(4) Employee Benefit Plans

The Company has a qualified 401(k) Plan (the Plan) covering all full-time employees, as defined in the Plan. Employees who are eligible may defer up to 15% of their compensation, subject to the annual limitations imposed by the Internal Revenue Code. After one year of service, the Company matches 100% of the employees' contributions, up to 10% of the employees' total compensation. In addition, the Company may make additional profit sharing contributions.

Effective January 1, 2002, the Plan was amended to change the company-paid matching contribution to a maximum of $6,000 per calendar year; and the vesting schedule for company-paid contributions was changed from a six-year, 20 percent schedule to a four-year, 33 1/3rd percent schedule. These changes do not impact participant eligibility.

In January 1998, the Company established the Phantom Appreciation Rights Plan (PARS Plan) to reward certain key employees with a "simulated proprietary interest" in the Company. Rights are granted at the discretion of the administration committee appointed by the board of managers and are accounted for as awards to be settled in cash. Employees vest in their rights in accordance with the vesting schedule set forth in the Phantom Appreciation Rights Agreements entered into with participating employees, provided that such vesting will occur no earlier than December 31 of the grant year and no later than December 31 of the fourth year following the grant year. Compensation expense for the PARS Plan is accrued during the periods in which employees provide services to the Company over the term of the rights, considering changes in the right's price. Such price is based on a formula as provided in the PARS Plan agreement. The Company determined the deferred compensation liability recorded for the PARS Plan was greater than required. The Company reduced the deferred compensation liability by approximately $1,806,000 during the year ended December 31, 2001.

(5) Commitments

Leases

In April 1998, the Company entered into a noncancelable operating lease with the former principal shareholder of Founders (the lessor) for office space through March 2001 for 36 monthly payments of $50,000 each. The lease has an extension option which the Company exercised in July 2000, extending the lease three additional years with monthly payments of $51,400. In April 1998, the Company entered into an agreement to sublease to the lessor certain office space through March 2001 for 36 monthly payments of $6,250. This sublease has also been extended for three additional years with monthly payments of $6,400. The Company pays all property taxes and operating costs.

The Company has a noncancelable operating lease for a second office location through April 2002. The Company intends to exercise an extension option, extending the lease through March 2004. The Company pays for its pro rata share of the operating costs.

The Company also has an operating lease for an arena suite through August 2004.

Future minimum payments under these three leases are as follows:

2002	$	960,505
2003		981,258
2004		323,565
	$	2,265,328

(6) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of minimum net capital and ratio of aggregate indebtedness to net capital. At December 31, 2001, the Company had net capital of $6,149,434 which was $5,592,820 in excess of its required net capital of $556,614. The Company's net capital ratio was 1.36 to 1.

(7) Regulatory Matters

During 2000, the Company consented to the entry of an administrative order by the Securities and Exchange Commission (SEC) relating to FAMI's brokerage practices from 1992 to mid-1995 for certain small private accounts. The Company consented to the order without admitting or denying the SEC's findings. This settlement did not have a material impact on the Company's financial condition, operations and liquidity.